P.O. Box 9012
Clearwater, Florida 33758-9012
(727) 299-1800

April 10, 2013

VIA EDGAR CORRESPONDENCE

Ms. Ashley Roman

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507, 811-04419)

Dear Ms. Roman:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-13-055390) with the Securities and Exchange Commission (the “Commission”) on February 13, 2013 relating to Transamerica Asset Allocation – Conservative VP, Transamerica Asset Allocation – Growth VP, Transamerica Asset Allocation – Moderate Growth VP, Transamerica Asset Allocation – Moderate VP, Transamerica Barrow Hanley Dividend Focused VP, Transamerica BNP Paribas Large Cap Growth VP, Transamerica ING Balanced Allocation VP, Transamerica ING Conservative Allocation VP, Transamerica ING Intermediate Bond VP, Transamerica ING Large Cap Growth VP, Transamerica ING Limited Maturity Bond VP, Transamerica ING Mid Cap Opportunities VP, Transamerica ING Moderate Growth Allocation VP, Transamerica International Moderate Growth VP, Transamerica PIMCO Tactical - Balanced VP, Transamerica PIMCO Tactical - Conservative VP, Transamerica PIMCO Tactical - Growth VP, and Transamerica TS&W International Equity VP (each, a “Portfolio” and together, the “Portfolios”), separate series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on March 18, 2013.

The Registrant has provided the additional information requested by the Staff in Exhibit A to this letter.

The Staff noted that all comments to each Portfolio’s summary section, as noted below, also apply to the disclosure with respect to the Portfolios in the section entitled “More on Each Portfolio’s Strategies and Investments”, as well as “More on Risks of Investing in the Portfolios”, as applicable.

Below are the Staff’s comments on the Registration Statement with respect to the Portfolios and the Registrant’s responses thereto.

General Prospectus Comments

1.	Fees and Expenses: Please relocate the fee table footnote disclosure regarding the waiver of 12b-1 fees for Initial Class shares. The Staff notes that such disclosure may be included after Item 8.

Response: The Registrant has removed the requested footnote disclosure from each Portfolio’s fee table and has relocated such disclosure to each Portfolio’s “Purchase and Sale of Portfolio Shares” section.

2.	Fees and Expenses: Please supplementally identify what expenses are included in “Other Expenses.”

Response: Other expenses may include expenses arising from the administration, audit, custody, chief compliance officer, directors, legal, insurance, dues and subscriptions, printing, registration, confluence and transfer agent and miscellaneous expenses for each Portfolio.

3.

Fees and Expenses: For Portfolios that have not commenced operations, please remove the footnote stating that “total annual fund operating expenses do not correlate to the ratios of expenses to average net assets in the financial highlights table”.

Response: The Registrant has made revisions consistent with the Staff’s comment.

4.

Fees and Expenses: For Portfolios that have not commenced operations, please add a footnote indicating that “Other expenses” and “Acquired fund fees and expenses” are based on estimates for the current year, as applicable.

Response: The Registrant has made revisions consistent with the Staff’s comment.

5.

Fees and Expenses: Please confirm that the fee waivers expiring May 1, 2014, have been applied only to the calculations of the “1 Year” expense example and were not extended to the calculations for “3 Year,” “5 Year” and “10 Year”, as applicable.

Response: The Registrant so confirms.

6.

Fees and Expenses: Please remove the language “or redemption proceeds, whichever is lower” from the “Maximum deferred sales charge” line of the “Shareholder Fees” table, as this disclosure is not permitted by Form N-1A.

Response: The Registrant believes that such disclosure is both permitted by Item 3 of Form N-1A and also enhances shareholders’ understanding of such a sales charge. The Registrant has therefore not revised the disclosure.

7.	Fees and Expenses: Please complete all fees and expense tables. The Staff requests that the Registrant also provide these completed tables directly to the Staff.

Response: The Registrant has made revisions consistent with the Staff’s comment. Exhibit A attached hereto includes the fees and expense tables for the Portfolios.

8.	Portfolio Turnover: For Portfolios that have not commenced operations, please add disclosure that portfolio turnover rate is not provided because the portfolio is not yet operational.

Response: The Registrant has made revisions consistent with the Staff’s comment.

9.

Management: For Portfolios that ING Investment Management Co. LLC serves as a sub-adviser, please confirm that ING Investment Management Co. LLC is not a subsidiary of Transamerica Asset Management, Inc.

Response: The Registrant confirms that ING Investment Management Co. LLC is not a subsidiary of Transamerica Asset Management, Inc.

10.	More on Each Portfolio’s Strategies and Investments: Please add a footnote for the Russell 1000® Growth Index as included elsewhere in the Prospectus.

Response: The Registrant has made revisions consistent with the Staff’s comment.

11.	More on the Risks of Investing in the Portfolios: Please confirm that the Item 9 risk disclosure conforms to N-1A requirements.

Response: The Registrant so confirms. The Registrant notes that the “More on Risks of Investing in the Portfolios” section of the prospectus has been revised and divided into two sub-sections. The first sub-section provides additional information concerning the principal risks of each Portfolio as identified in the front of the prospectus. The second sub-section provides additional risk information regarding investing in the Portfolios that the Registrant believes is informative to shareholders and properly belongs in the prospectus.

12.	Features and Policies: Please remove the brackets surrounding the date through which the Portfolios do not intend to pay any distribution fees for Initial Class, or explain the reason for inclusion.

Response: The Registrant has made revisions consistent with the Staff’s comment.

13.	Features and Policies: Please explain why Initial Class Shares will not pay 12b-1 fees through May 1, 2014, while Service Class Shares will pay.

Response: Initial Class Shares do not currently pay a 12b-1 fee as this fee is presently waived and as such is not currently part of the fee structure of this class.

Transamerica PIMCO Tactical - Balanced VP Prospectus Comments

14.	Fees and Expenses: Please remove the footnote regarding recaptured expenses as it is not required or permitted by Form N-1A.

Response: The Registrant believes that the disclosure of such a contractual cap on certain expenses is both permitted by Item 3 of Form N-1A and also enhances shareholders’ understanding of such a cap. The Registrant has therefore not made the requested change.

15.

Performance: Please remove references to former benchmarks that were replaced more than one year ago. If a prior benchmark was replaced less than one year ago, if any, please provide information in the “Average Annual Returns” table for that benchmark.

Response: The Registrant confirms that all former benchmarks were replaced more than year ago and that it has made revisions consistent with the Staff’s comment.

Transamerica TS&W International Equity VP Prospectus Comments

16.	Performance: Please revise the “Average Annual Returns” table to indicate that the index returns are “Since Inception.”

Response: The Registrant notes, as disclosed in the lead-in to the bar chart and “Average Annual Returns” table, that the index returns are for ten years. As a result, no changes have been made in response to the Staff’s comment.

17.

Performance: Please remove the sentence: “The historical financial information for periods prior to May 1, 2002 has been derived from the financial history and performance of the predecessor portfolio, T. Rowe Price International Stock Portfolio of Endeavor Series Trust.”

Response: The Registrant has made revisions consistent with the Staff’s comment.

Transamerica Barrow Hanley Dividend Focused VP Prospectus Comments

18.	Principal Investment Strategies: Please revise to indicate that the portfolio will generally consist of 35 to 45 stocks with position sizes of 1% to 8%.

Response: The Registrant notes that similar disclosure currently appears in this section. The Registrant has therefore not made revisions to the disclosure.

Statement of Additional Information Comments

19.

Investment Objectives, Policies, Practices and Associated Risk Factors: Please revise the Commodity Exchange Act Registration section to include the portfolios with respect to which TAM has registered as a “commodity pool operator” under the Commodity Exchange Act.

Response: The Registrant has made revisions consistent with the Staff’s comment.

20.	Purchase, Redemption and Pricing of Shares: Please confirm that the Shareholder Accounts section is applicable to insurance products portfolios.

Response: The Registrant affirms this section is applicable to insurance products.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1825 with any questions.

Very truly yours,

/s/ T. Gregory Reymann, II
Vice President, Chief Compliance Officer and Chief Risk Officer
Transamerica Asset Management, Inc.

EXHIBIT A

TRANSAMERICA ASSET ALLOCATION – CONSERVATIVE VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.10%	0.10%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.04%	0.04%
Acquired fund fees and expenses	0.64%	0.64%
Total annual fund operating expenses[a]	0.78%	1.03%
a	Total annual fund operating expenses do not correlate to the ratios of expenses to average net assets in the financial highlights table, which do not include acquired (i.e., underlying) funds’ fees and expenses.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years	5 years	10 years
Initial	$ 80	$ 281	$ 500	$ 1,129
Service	$ 105	$ 328	$ 569	$ 1,259

TRANSAMERICA ASSET ALLOCATION – GROWTH VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.10%	0.10%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.05%	0.05%
Acquired fund fees and expenses	0.90%	0.90%
Total annual fund operating expenses[a]	1.05%	1.30%
[a]

Total annual fund operating expenses do not correlate to the ratios of expenses to average net assets in the financial highlights table, which do not include acquired (i.e., underlying) funds’ fees and expenses.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years	5 years	10 years
Initial	$ 107	$ 366	$ 645	$ 1,441
Service	$ 132	$ 412	$ 713	$ 1,568

TRANSAMERICA ASSET ALLOCATION – MODERATE GROWTH VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.10%	0.10%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.04%	0.04%
Acquired fund fees and expenses	0.77%	0.77%
Total annual fund operating expenses[a]	0.91%	1.16%
[a]

Total annual fund operating expenses do not correlate to the ratios of expenses to average net assets in the financial highlights table, which do not include acquired (i.e., underlying) funds’ fees and expenses.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years	5 years	10 years
Initial	$ 93	$ 322	$ 570	$ 1,281
Service	$ 118	$ 368	$ 638	$ 1,409

TRANSAMERICA ASSET ALLOCATION – MODERATE VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.10%	0.10%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.04%	0.04%
Acquired fund fees and expenses	0.71%	0.71%
Total annual fund operating expenses[a]	0.85%	1.10%
a	Total annual fund operating expenses do not correlate to the ratios of expenses to average net assets in the financial highlights table, which do not include acquired (i.e., underlying) funds’ fees and expenses.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years	5 years	10 years
Initial	$ 87	$ 303	$ 538	$ 1,211
Service	$ 112	$ 350	$ 606	$ 1,340

TRANSAMERICA BARROW HANLEY DIVIDEND FOCUSED VP

(FORMERLY, TRANSAMERICA BLACKROCK LARGE CAP VALUE VP)

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees[a]	0.64%	0.64%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.07%	0.07%
Total annual fund operating expenses	0.71%	0.96%
a	Reflects current fees and/or expenses.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years	5 years	10 years
Initial	$ 73	$ 259	$ 462	$ 1,047
Service	$ 98	$ 306	$ 531	$ 1,178

Transamerica BNP Paribas Large Cap Growth VP

(FORMERLY, TRANSAMERICA MULTI MANAGED LARGE CAP CORE VP)

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees[a]	0.68%	0.68%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.09%	0.09%
Total annual fund operating expenses	0.77%	1.02%
a	Reflects current fees and/or expenses.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years	5 years	10 years
Initial	$ 79	$ 278	$ 495	$ 1,118
Service	$ 104	$ 325	$ 563	$ 1,248

TRANSAMERICA ING BALANCED ALLOCATION VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.10%	0.10%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses[a]	0.14%	0.14%
Acquired fund fees and expenses[a]	0.80%	0.80%
Total annual fund operating expenses	1.04%	1.29%
a	Other expenses and acquired fund fees and expenses are based on estimates for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years
Initial	$ 106	$ 363
Service	$ 131	$ 409

TRANSAMERICA ING CONSERVATIVE ALLOCATION VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.10%	0.10%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses[a]	0.23%	0.23%
Acquired fund fees and expenses[a]	0.79%	0.79%
Total annual fund operating expenses	1.12%	1.37%
a	Other expenses and acquired fund fees and expenses are based on estimates for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years
Initial	$ 114	$ 388
Service	$ 139	$ 434

TRANSAMERICA ING INTERMEDIATE BOND VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.58%	0.58%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses[a]	0.31%	0.31%
Total annual fund operating expenses	0.89%	1.14%
a	Other expenses are based on estimates for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years
Initial	$ 91	$ 316
Service	$ 116	$ 362

TRANSAMERICA ING LARGE CAP GROWTH VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.80%	0.80%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses[a]	0.13%	0.13%
Total annual fund operating expenses	0.93%	1.18%
a	Other expenses are based on estimates for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years
Initial	$ 95	$ 329
Service	$ 120	$ 375

TRANSAMERICA ING LIMITED MATURITY BOND VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.53%	0.53%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses[a]	0.28%	0.28%
Total annual fund operating expenses	0.81%	1.06%
a	Other expenses are based on estimates for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years
Initial	$ 83	$ 291
Service	$ 108	$ 337

TRANSAMERICA ING MID CAP OPPORTUNITIES VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.83%	0.83%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses[a]	0.13%	0.13%
Total annual fund operating expenses	0.96%	1.21%
a	Other expenses a are based on estimates for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years
Initial	$ 98	$ 338
Service	$ 123	$ 384

TRANSAMERICA ING MODERATE GROWTH ALLOCATION VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.10%	0.10%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses[a]	0.14%	0.14%
Acquired fund fees and expenses[a]	0.89%	0.89%
Total annual fund operating expenses	1.13%	1.38%
a	Other expenses and acquired fund fees and expenses are based on estimates for the current fiscal year.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years
Initial	$ 115	$ 391
Service	$ 141	$ 437

TRANSAMERICA INTERNATIONAL MODERATE GROWTH VP

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees	0.10%	0.10%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.05%	0.05%
Acquired fund fees and expenses	0.87%	0.87%
Total annual fund operating expenses[a]	1.02%	1.27%
[a]

Total annual fund operating expenses do not correlate to the ratios of expenses to average net assets in the financial highlights table, which do not include acquired (i.e., underlying) funds’ fees and expenses.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods (unless otherwise indicated). The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years	5 years	10 years
Initial	$ 104	$ 357	$ 629	$ 1,407
Service	$ 129	$ 403	$ 697	$ 1,534

TRANSAMERICA PIMCO TACTICAL - BALANCED VP

(FORMERLY, TRANSAMERICA HANLON BALANCED VP)

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees[a]	0.78%	0.78%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.15%	0.15%
Recaptured expense	0.01%	0.01%
All other expenses	0.14%	0.14%
Total annual fund operating expenses	0.93%	1.18%
a	Management fees have been restated to reflect a reduction in advisory fees.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods (unless otherwise indicated). The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years	5 years	10 years
Initial	$ 95	$ 329	$ 581	$ 1,304
Service	$ 120	$ 375	$ 649	$ 1,432

TRANSAMERICA PIMCO TACTICAL - CONSERVATIVE VP

(FORMERLY, HANLON GROWTH AND INCOME VP)

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees[a]	0.76%	0.76%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.17%	0.17%
Total annual fund operating expenses	0.93%	1.18%
Fee waiver and/or expense reimbursement[b]	0.01%	0.01%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.92%	1.17%
a	Management fees have been restated to reflect a reduction in advisory fees.
b	Contractual arrangements have been made with the portfolio’s investment adviser, Transamerica Asset Management, Inc. (“TAM”), through May 1, 2014, to waive fees and/or reimburse portfolio expenses to the extent that the portfolio’s total operating expenses exceed 1.00%, excluding, as applicable, 12b-1 fees, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the portfolio’s business. TAM is entitled to reimbursement by the portfolio of fees waived or expenses reduced during any of the previous 36 months if on any day or month the estimated annualized portfolio operating expenses are less than the cap.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods (unless otherwise indicated). The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years	5 years	10 years
Initial	$ 94	$ 328	$ 580	$ 1,303
Service	$ 119	$ 374	$ 648	$ 1,431

TRANSAMERICA PIMCO TACTICAL - GROWTH VP

(FORMERLY, TRANSAMERICA HANLON GROWTH VP)

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees[a]	0.79%	0.79%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.19%	0.19%
Total annual fund operating expenses	0.98%	1.23%
Fee waiver and/or expense reimbursement[b]	0.03%	0.03%
Total annual fund operating expenses after fee waiver and/or expense reimbursement	0.95%	1.20%
a	Management fees have been restated to reflect a reduction in advisory fees.
b	Contractual arrangements have been made with the portfolio’s investment adviser, Transamerica Asset Management, Inc. (“TAM”), through May 1, 2014, to waive fees and/or reimburse portfolio expenses to the extent that the portfolio’s total operating expenses exceed 0.95%, excluding, as applicable, 12b-1 fees, acquired fund fees and expenses, interest, taxes, brokerage commissions, dividend and interest expenses on securities sold short, extraordinary expenses and other expenses not incurred in the ordinary course of the portfolio’s business. TAM is entitled to reimbursement by the portfolio of fees waived or expenses reduced during any of the previous 36 months if on any day or month the estimated annualized portfolio operating expenses are less than the cap.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods (unless otherwise indicated). The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years	5 years	10 years
Initial	$ 97	$ 341	$ 605	$ 1,359
Service	$ 122	$ 387	$ 673	$ 1,486

TRANSAMERICA TS&W INTERNATIONAL EQUITY VP

(FORMERLY, TRANSAMERICA MORGAN STANLEY ACTIVE INTERNATIONAL ALLOCATION VP)

Fees and Expenses: This table describes the fees and expenses that you may pay if you buy and hold portfolio shares, but it does not reflect any charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, fees would be higher.

Shareholder Fees (fees paid directly from your investment)
	Class of Shares
	Initial	Service
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	None	None
Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is lower)	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class of Shares
	Initial	Service
Management fees[a]	0.80%	0.80%
Distribution and service (12b-1) fees	0.00%	0.25%
Other expenses	0.24%	0.24%
Total annual fund operating expenses	1.04%	1.29%
a	Management fees have been restated to reflect a reduction in advisory fees.

Example: This Example is intended to help you compare the cost of investing in the portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the portfolio for the time periods indicated and then redeem all shares at the end of those periods (unless otherwise indicated). The Example also assumes that your investment has a 5% return each year and that the portfolio’s operating expenses remain the same. The Example does not reflect charges that are, or may be, imposed under your variable life insurance policy or variable annuity contract. If such charges were reflected, costs would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Share Class	1 year	3 years	5 years	10 years
Initial	$ 106	$ 363	$ 640	$ 1,430
Service	$ 131	$ 409	$ 708	$ 1,556